Exhibit 12.1

Nuvelo, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratio)

	Years Ended December 31,					Nine Months Ended Sep. 30, 2007
	2002	2003	2004	2005	2006
Earnings:
Loss from continuing operations	$(39,512)	$(46,229)	$(48,942)	$(71,611)	$(132,777)	$(665)
Add: Fixed charges	4,529	4,067	3,800	3,511	2,702	234

	$(34,983)	$(42,162)	$(45,142)	$(68,100)	$(130,075)	$(431)

Fixed charges:
Estimated interest component of rent	$3,287	$2,664	$2,439	$2,507	$2,114	$133
Interest expense	1,242	1,403	1,361	1,004	588	101

	$4,529	$4,067	$3,800	$3,511	$2,702	$234

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency	$(39,512)	$(46,229)	$(48,942)	$(71,611)	$(132,777)	$(665)